Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

June 17, 2022

Loan Lauren Nguyen, Legal Branch Chief

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Amendment No. 4 to Registration Statement on Form F-3
Filed June 17, 2022
File No. 333-257806

Dear Ms. Nguyen:

In response to the comments set forth in your letter dated April 1, 2022, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 4 to the Registration Statement on Form F-3 (the “Amendment 4”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 4 compared against the Pre-effective Amendment 3 to the Registration Statement on Form F-3 filed on March 11, 2022 for your review.

Cover Page

1.	We note the disclosure that you are a Cayman Islands holding company with operations conducted by your subsidiaries established in the People’s Republic of China and in Hong Kong, and by your contractual arrangements with variable interest entities, or “VIEs,” and the VIEs’ subsidiaries located in China. Please revise to disclose prominently on the prospectus cover page that you are not a Chinese operating company.

Response: We have revised the cover page to prominently state that we are not a Chinese operating company and that we are a Cayman Islands holding company with operations conducted by our subsidiaries established in the People’s Republic of China and in Hong Kong, and by our contractual arrangements with VIEs and their subsidiaries located in China.

2.	We note that you have revised your disclosures at pages 7 and 13 to define and identify the “WFOE.” As requested in prior comment 1, please similarly revise your cover page disclosure to define and identify the “WFOE.” Please also identify, on your cover page, the subsidiaries referred to as “our subsidiaries,” here and elsewhere in your filing.

Response: We have revised the cover page disclosure to define and identify the “WFOE” and also identified the entities referred to as “our subsidiaries.”

3.	We note your response to prior comment 2 and reissue it in part. Please revise to disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise your cover page to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus would reduce the time before your securities may be prohibited from trading or delisted. Please also provide specific cross-references to your risks factor discussing the Holding Companies Accountable Act and Accelerating Holding Companies Accountable Act.

Response: We have updated the cover page to disclose how the Holding Foreign Companies Accountable Act and related regulations affect our Company. Additionally, we have revised the cover page to disclose that the United States Senate had passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus would reduce the time before our securities may be prohibited from trading or delisted.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

Finally, we have provided the specific cross-references to our risks factor discussing the Holding Companies Accountable Act and Accelerating Holding Companies Accountable Act, specifically under “Risk Factors – Risks Related to Doing Business in China – The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our future offerings, business operations share price and reputation.”

4.	We note your description of how cash is transferred through your organization on the cover page. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: We have revised the disclosure accordingly by adding cross-references to the condensed consolidating schedule and the consolidated financial statements on pages 7-8.

5.	Revise the cover page and throughout to update disclosures related to your recent share prices.

Response: We have updated the cover page and throughout the disclosures relative to our recent share prices.

Our Corporate Structure, page 7

6.	You include a diagram of your corporate structure on page 7. To ensure balanced disclosure in your organizational diagram, when describing a VIE relationship in this diagram, please only use dashed lines without arrows.

Response: We have inserted an updated diagram of our corporate structure under “Our Corporate Structure” to reflect changes relative to using dashed lines without arrows when describing a VIE relationship in this diagram. A copy of the updated diagram is attached hereto for reference:

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

Recon Technology, Ltd.
(Cayman Islands)
100% ownership
Recon Investment Ltd./Recon-IN
(Hong Kong)
Outside Mainland China
100% ownership
Inside Mainland China
Recon Hengda Technology (Beijing) Co., Ltd./Recon-BJ
(PRC)
VIE Agreements
VIE Agreements
Nanjing Recon Technology Co., Ltd./
Nanjing Recon (PRC)
Beijig BHD Petroleum Technology Co., Ltd./
BHD (PRC)
25.5% ownership*
25.5% ownership*
100% ownership
Future Gas Station (Beijing) Technology, Ltd./
FGS (PRC)
Huang Hua BHD Petroleum Equipment
Manufacturing Co. Ltd./HH BHD
(PRC)
19% ownership
51% ownership
75% ownership
Gan Su BHD Environmental Technology Co. Ltd./
Gan Su BHD (PRC)
Qing Hai BHD New Energy Technology Co. Ltd./
Qing Hai BHD
(PRC)

* Nanjing Recon and BHD hold 51% of FGS together, with each company holds 25.5%.

Prospectus Summary, page 7

7.	We note your disclosure in the first paragraph on page 4 having reference to contractual arrangements between you and your subsidiaries, collectively, and six PRC companies that you identify as the Domestic Companies. However, you identify only one subsidiary, i.e. Recon-BJ, while using the plural form; and among the Domestic Companies you include Recon-HK and Recon-JN, which no longer exist according to disclosures in the fifth paragraph on the same page, and you include Recon-IN, which is identified as a subsidiary between you and Recon-BJ in your organization chart on page 7, rather than an entity which whom you are engaged by contract.

Response: We have revised the disclosure throughout the filing to clarify that we have two subsidiaries, Recon-BJ and Recon-IN. We have also updated our references to the “Domestic Companies” as the following VIEs and their subsidiaries: Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), Future Gas Station (Beijing) Technology, Ltd. (“FGS”), Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), Gan Su BHD Environmental Technology Co. Ltd. (“Gan Su BHD”), Huang Hua BHD Petroleum Equipment Manufacturing Co. Ltd. (“HH BHD”), and Qing Hai BHD New Energy Technology Co. Ltd. (“Qing Hai BHD”). We own equity in our subsidiaries, Recon-BJ and Recon-IN. We have contractual relationships with the VIEs.

Please revise this disclosure as necessary to more clearly distinguish between you and your subsidiaries, and the PRC entities which whom you are engaged by contract, also to clarify whether the contractual arrangements being referenced include FGS, or if the relationship with this entity exists only with the VIEs. Given your disclosure on page 6, stating that the Domestic Companies collectively own 51% interest of FGS, also revise this disclosure to specify the particular entities involved and the level of their ownership interests, since you identify FGS as one of the domestic companies in the disclosure on page 4.

Response: We have revised this disclosure to more clearly distinguish between us and our subsidiaries. In addition, we have revised the disclosure on page 6 to clarify that Nanjing Recon Technology Co., Ltd (Nanjing Recon) and Beijing BHD Petroleum Technology Co., Ltd. (“BHD”) collectively own the 51% interest of FGS, with each owning 25.5% interests in FGS. This is also illustrated in the diagram as part of “Our Corporate Structure” section. We have also included a specific cross-reference to that certain diagram to illustrate to investors the ownership interests among Nanjing Recon, BHD, and FGS.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

8.	We note that you have undertaken various stock offerings with warrants denominated in US Dollars in order to fund operations of the VIEs. Please expand your disclosure to describe the economic risks associated with the RMB denominated intercompany receivables from the Hong Kong/PRC based entities, with regard to the effect of changes in the US Dollar/RMB exchange rates, and tell us how you considered the guidance in FASB ASC 830-10-45-4 and 5 in designating the RMB as your functional currency.

Response: We have revised the disclosure on page 7 accordingly to the reflect the following:

As a Cayman Islands holding company, we do not have substantive business operations, and the holding company’s principal purpose is to raise capital to fund the Chinese operating entities. Therefore, we consider ourselves as a Cayman Islands holding company to be an “extension” of the Chinese operating subsidiaries rather than as a self-sustained parent entity with substantive operations. ASC 830-10-55-5(f)(2) indicates that in the determination of the functional currency, “the parent’s currency generally would be the functional currency if the foreign entity is a device or shell corporation for holding investments, obligations, intangible assets, and so forth that could readily be carried on the parent’s or an affiliate’s books.” However, because the ultimate parent in this scenario does not have substantive operations, we as the Cayman Islands holding company under this approach could be viewed as not substantive and as a device or shell corporation for holding investments, obligations, etc., that could readily be carried on the Chinese or Hong Kong operating companies’ books. Accordingly, in such circumstances, the functional currency of the ultimate parent holding company could be considered the same as that of its Chinese operating entities.

We believe we are applicable under the first class pursuant to ASC 830-10-45-4 because major operations of the Company are within China and the major operation primarily generates and expends foreign currency, which is RMB. Also, the day-to-day operations are not dependent on the economic environment of the parent’s functional currency, which is the dollar. The RMB net cash flows that it generates may be reinvested or converted and distributed to the parent, if necessary or needed. Even though the Company received funds from our Cayman Islands holding entity for recent three years, and it seems that financing is primarily provided by the parent or otherwise from dollar sources, the day-to-day operation can be sustained and continuously without financing from the Cayman Islands holding entity and it doesn’t design this mechanism on purpose. We believe the day-to-day operations are independent on the economic environment of the parent’s currency, and the changes in the foreign entity’s individual assets and liabilities will not impact directly on the cash flows of the parent entity in the parent’s currency. For these reasons, we believe the foreign currency, which is the RMB, shall be the functional currency.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

9.	We note that in response to prior comment 4 you have revised certain disclosures to clarify that Recon-BJ is entitled to 90% of the expected profits of the VIEs in exchange for providing exclusive technical consulting services to the VIEs, although you also disclose that Recon-BJ, BHD, and Nanjing Recon have deferred their respective service fees because they have reported losses. You state that Recon-BJ also bears all the economic risk of losses.

As the agreements pertaining to the technical consulting services filed as Exhibits 4.4 and 4.7 do not appear to prescribe fees in the event of losses, please clarify how the disclosure in the fifth paragraph under the organization chart on page 7, stating that "Recon-BJ continues to accrue the payment obligations arising from the service fees" is consistent with the service fee provisions and the absence of revenues for the non-VIE subsidiaries in your tabulations on page 7. Also tell us which specific contractual provision supports your disclosure that Recon-BJ bears all the economic risk of losses, in your assessment.

Response: We respectfully advise and clarify the VIE agreements and service fees as two distinct matters.

We use VIEs agreement as an equivalent of control agreement to consolidate the overall operating results of VIEs, which means that Recon can consolidate the profit and loss of VIEs pursuant to ASC 810.

We acknowledged there were some items that were not explicitly stated in the VIE agreements that there was no corresponding terms about loss, so based on our best understanding of the initial purpose of the VIE greements and for the best interest of shareholders, we decided to interpret the item a follow and achieved consent from all founding shareholders, including non-controlling shareholders : “The profits and losses to the Company are allocated based upon the control agreements, which is 90% and 100%, respectively.” (Back in year 2009, the reason we believed that this was for the best interest of listing company’s shareholders was that Founders of VIEs control less than 90% of VIEs equity interest and VIEs earned net profits at the time. To persuade the non-controlling shareholders to give up their interest in VIEs, all parties agreed that Recon could absorb 90% profit but shall also absorb 100% loss of VIEs). We have referred to this interpretation consistently since our IPO in 2009. Thus, the language of “Recon-BJ also bears all the economic risk of losses” is another way of describing our consistent practice of Recon absorbing 100% loss of VIEs.

There is no revenue in our tabulations on page 7 for the non-VIE subsidiaries because there is no net profit in the VIES, thus there are no fees payable from the VIEs to the non-VIE subsidiaries. When we recognize fees payable to the non-VIE subsidiaries when the Company earns a net profit, we assume that when there is a loss, we will reverse the net profit payable until the net amount is deducted to 0. When   we attain a net profit again, we will accrue the fees payable first and if necessary, remit the funds to Recon-BJ. If the funds are not remitted to Recon-BJ, we prefer to retain the cash in the VIEs for further capital acquisitions and investment opportunities. While if there is in any case the Cayman company and non-VIE subsidiearies needs fund, the VIEs will unconditionally pay the funds to those companies, which in fact we did so the previous years.

10.	We note your response to prior comment 3 and reissue it in part. We are unable to locate certain revised disclosures. Please expand your narrative disclosure in this section to describe the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs.

Response: We have revised the disclosure on page 7 to include the description of the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs, as follows:

The nature of any assets, operations and cash flows that exist or which occur outside of the VIEs are mainly about:

•          The daily operations of the parent company to maintain the basic functions as a holding entity to realize the control of our subsidiaries and the contractual relationship with the VIEs to ensure that the overall company’s business objectives are fulfilled. The main resource to finance these activities is cash from securities offerings, as the parent company has no operations of its own and, as noted above, the operating companies have historically had operating losses.

•          There are some businesses or projects which are signed by us, as the parent company, and then subsequently outsourced from us to the VIEs, as practical, particularly overseas projects. Generally, we bid for projects based in China or from other countries. If we win the bid, we sign the agreement and then assign and outsource the projects to BHD and Nanjing to implement and complete the project.

11.	Disclose in this section that your company may incur substantial costs to enforce the terms of your VIE arrangements, and that the company may face challenges enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: We have revised the Prospectus Summary section to reflect that the Company may incur substantial costs to enforce the terms of our VIE arrangements, and that the Company may face challenges enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

12.	We note the following disclosures in your risk factor summary:

•	“Rules and regulations in China can change quickly with little or no advance notice and their interpretation and the implementation involve uncertainty.”
•	“The Chinese government may intervene or influence our operations at any time.”
•	“Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment and/or operations in China-based issuers could significantly change our operations, limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Please provide a cross-reference to the specific, detailed discussions of these risks elsewhere in your prospectus.

Response: We have provided the cross-references on the above-referenced disclosures in our risk factor summary to the specific, detailed discussions of these risks throughout our prospectus.

13.	We note your response to prior comment 2 and the disclosure on page 7 that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose in your prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We have revised our prospectus summary to indicate that our auditor, Friedman LLP is not subject to the determinations announced by the PCAOB on December 16, 2021.

Selected Condensed Consolidated Balance Sheets, page 8

14.	We note that your tabulations on page 8 indicate that you have transferred proceeds from financing transactions to the Hong Kong and PRC based subsidiaries, which as of June 30, 2021, are reflected in an inter-company receivable of RMB 148,497,648.

Please expand your disclosure to describe your prospects for recovery or repayment in the foreseeable future, the mechanism, if any, by which this could occur under existing PRC laws, and your expectations, in terms of both magnitude and duration, of an ongoing need to fund VIE operating losses.

Response: With respect to the inter-company receivable which we transferred proceeds from financing transactions to Recon-BJ and Recon-IN, or our PRC and Hong Kong subsidiaries, respectively, we as the Cayman Islands holding entity, provide capital to our subsidiaries, which in turn lend the proceeds to the VIEs and/or their subsidiaries. We may also choose to directly lend capital to the VIEs instead of indirectly through Recon-BJ and/or Recon-IN. The VIEs and their subsidiaries use such amounts primarily to operate their businesses and for acquisitions and other corporate transactions. To date we have not demanded repayment of such inter-company receivables and do not currently anticipate making such demands in the foreseeable future. We and our subsidiaries, on one hand, and the VIEs and their subsidiaries, on the other hand, have permitted such receivable amounts to accrue and remain outstanding. We anticipate that this relationship will persist, even in the event the VIEs have funds available to pay such receivables. Notwithstanding the foregoing, in the event a given VIE company were to be spun off from our corporate structure, such amounts receivable from that VIE would be required to be repaid. To the extent the VIEs and their subsidiaries to repay these proceeds to Recon-BJ, then to Recon-IN and back to us, such decision would likely occur in the event the VIEs see significant based on revenue generated on improvement of VIEs operation, major acquisitions or transactions carried out by the VIEs. Now, we are unable to predict the likelihood of such significant transactions occurring.   We are unaware of any existing PRC laws which specifically address this issue or of any existing PRC laws which would prohibit such transfer from us through our subsidiaries to the VIEs and their subsidiaries. Given the VIEs’ historical operating losses, we anticipate that we will need to continue to fund such operating losses in the future.

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

Risk Factors, page 12

15.	We note your references to PRC counsel, JingTian & GongCheng LLP, in this section. Please include counsel’s consent to being named in the registration statement.

Response: We have included JingTian & GongCheng LLP’s consent under Item 9 as Exhibit No. 23.3.

16.	We note your response to prior comment 6, to include your added risk factor disclosure that, "On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act." Please update your disclosure on the same page stating, "[T]he PCAOB adopted a final rule on September 22, 2021 implementing the HFCA Act. Such final rule, however, remains subject to the SEC’s approval and it remains when the SEC will complete its rulemaking and when such rules will become effective."

Response: We have revised the risk factor by adding the above-referenced statement accordingly.

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, page 13

17.	Please update your disclosures in this section and elsewhere in your filing to reflect that the Cyberspace Administration of China issued the New Measures for Cybersecurity Review ("New Measures") on January 4, 2022; that the New Measures amends the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021; and that the New Measures came into effect on February 15, 2022. Generally, please ensure that your discussion of PRC laws, rules and regulations is current.

Response: We have revised our disclosures in this section and throughout in our filing to reflect that the Cybersecurity Administration of China issued the New Measures for Cybersecurity Review (“New Measures”) on January 4, 2022; that the New Measures amends the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021; and that the New Measures came into effect on February 15, 2022.

General

18.	Please update your filing as necessary to adhere to Item 8.A.5 of Form 20-F, concerning the need to provide interim financial statements.

Response: We have updated our filing by incorporating by reference the latest Form 6-K filed on March 31, 2022 which includes our unaudited consolidated financial statements and related notes for the six months ended December 31, 2021 and 2020.

19.	We note that your response to prior comment 7 indicates that you have filed the Amended and Restated Exclusive Technical Consulting and Service Agreement between Recon HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd. as an exhibit; however, we are not able to locate it. In this regard, we note that this agreement is identified as Exhibit 4.7 in your exhibit index; however, Exhibit 4.7 is the same agreement as is filed at Exhibit 4.4, as between Recon HengDa Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Ltd. Please revise or advise.

Response: We have revised Exhibit 4.7 with the Amended and Restated Exclusive Technical Consulting and Service Agreement between Recon HengDa Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.

***

Room 601, 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer